                                            Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472

The following is a transcript of a conference call made available on Hughes' website beginning October 16, 2002. Certain text contained within the transcript has been bracketed because it was inaudible.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                    *  *  *

                         HUGHES ELECTRONICS CORPORATION

                              MODERATOR: JON RUBIN
                                OCTOBER 14, 2002
                                   1:00 PM CT



Operator: Good day, everyone. And welcome to today's Hughes Electronics
         Corporation 2002 Third Quarter Earnings Results Conference Call. Today's call is being recorded.

         At this time, for opening remarks and introductions, I would like to turn the conference over to the Vice President of Investor Relations, Mr. Jon Rubin. Please go ahead, sir.

Jon Rubin: Thank you, operator. And thank you, everyone, for joining us for our third quarter 2002 earnings conference call. With me today on the call are Jack Shaw, our President and CEO; Eddy Hartenstein, Chairman and COO of DIRECTV; Roxanne Austin, President and COO of DIRECTV U.S.; Mike Gaines, our CFO; Kevin McGrath, Chairman of DIRECTV Latin America; Pradman Kaul, Chairman and CEO of Hughes Network Systems; and the CFO's from our major businesses.

         Before we proceed, I'd like to remind you that our use of the words expect, anticipate, project and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in our SEC filings and in General Motors' SEC filings.

         And now, I'd like to turn the call over to Jack Shaw for a few opening comments.

Jack Shaw: Thank you, Jon. I think it's evident from the results released this morning that the third quarter gave us a great deal to be proud of. And at the same time, the numbers clearly point to aspects of our businesses where there is still a lot of unfinished work.

         In reviewing the highlights of the quarter, I am pleased that we achieved our original guidance for Hughes consolidated revenues, while exceeding our expectations for EBITDA. Given the difficult global economic conditions that in one way or another impact each one of our businesses, this alone is quite an accomplishment.

         However, I got the most satisfaction from seeing the steady and measurable progress that our DIRECTV U.S. business is making. I was disappointed that we fell a bit short of our subscriber guidance. However, when I look at the reasons behind the shortfall and look at DIRECTV's overall financial performance, I'm quite encouraged by what's been accomplished over the past year.

         Specifically, we have implemented many changes to our business that were designed to shift our focus to maximizing subscriber returns and cash flow. A few years ago, it made a lot more sense to focus on subscriber growth essentially - especially considering that we were in a more favorable competitive environment. There was greater access to capital. And Wall Street had a strong bias towards growth companies.

         Clearly, the world looks a lot different now. And the results at DIRECTV offer the best evidence that our strategy is working. We far surpassed our EBITDA expectations for the quarter. And we once again - and we're once again increasing DIRECTV's full-year estimates for both revenue and EBITDA.

         These accomplishments are the result of across-the-board improvements. For example, at the top line, we continued to see strength in our average monthly subscriber revenue or ARPU. And at the bottom line, we continued to reap the benefits from our rigorous and ongoing cost reductions. Roxanne will explain these in much greater detail in a moment.

         Moving on to PanAmSat, they also had an excellent quarter, as the benefits from a much more streamlined cost structure continued to be realized. PanAmSat achieved its guidance for all key financial metrics, highlighted by a 700 basis point increase in its EBITDA margin to 73%. Hopefully many of you were able to listen to PanAmSat's earnings call last Friday.

         Hughes Network Systems also had a pretty good quarter. In addition to meeting its revenue and EBITDA targets for the quarter, HNS shipped approximately 737,000 DIRECTV set-top boxes, which was nearly 50% more than last year.

         Despite these accomplishments, we certainly had our share of challenges during the quarter. In Latin America, we're battling through what is arguably the worst region-wide political and economic crisis in recent memory. And I think it's fair to say that even the most pessimistic planning scenarios didn't comprehend the magnitude of the economic meltdown that we've experienced so far this year.

         As you'll hear from Kevin McGrath, we're doing everything possible to stem the losses at DIRECTV Latin America. For the time being, we're going to take a no-growth or limited growth strategy in the region. We're going to hunker down, conserve cash, and weather the storm until the macroeconomic environment turns around.

         And at HNS, due to the unfavorable global economic conditions I referred to earlier, they are lowering their full-year estimates for revenue and EBITDA, as well as their estimates for DIRECWAY subscriber additions.

         I'd also like to mention that we are fully aware of the sense of urgency regarding the future direction of our DIRECTV Latin America and consumer broadband businesses. As I'm sure you can appreciate, the direction of these businesses is partially dependent on the final disposition of our merger with EchoStar. I can assure you that we will be prepared to communicate these strategies with you as soon as practically possible.

         Speaking of the merger, I'd like to give you a brief update on where we stand with respect to the transaction with EchoStar. As you know, on October 10, the FCC refused to give its consent to transfer the licenses necessary to allow the merger to close, finding that the merger as structured is not in the public interest. The application has been designated for hearing by an administrative law judge. We expect that the FCC's orders specifying its concerns will be released later this week.

         The FCC, however, has given the party 30 days from the release of the order to file an amended application to address the FCC's competitive concerns and to file a petition to delay the hearing. We are actively pursuing remedies to address both the FCC's concerns and concerns expressed by the Department of Justice. We will file with both agencies within the specified timelines established by each. And we will continue to work aggressively to achieve approval of the merger.

         As much as we'd like to be able to answer all of your questions about the merger, I'm sure that you can appreciate that we're not in a position at this time to go into any more detail. Thus, we would appreciate if you would keep your questions focused on the quarterly results and not on the merger.

         So in summary, I believe the key takeaway from the quarter is that we're demonstrating the discipline required to ensure that we achieve our key goals for DIRECTV U.S., namely, to increase the return on every subscriber we attain and to capitalize on DIRECTV's significant operating leverage to generate accelerating cash flow growth. The third quarter results show that we're right on track.

         That concludes my opening remarks. Now I'd like to turn the call over to Mike Gaines. Mike.

Mike Gaines: Thanks, Jack. Before our business unit leaders provide a detailed discussion of their quarterly results, I'd like to first give a quick overview of Hughes' balance sheet and funding position. For the year, we now expect our total cash requirements to be approximately 700 million.

         This significant improvement from our prior guidance range of 1.2 to
         1.4 billion is due primarily to our ongoing efforts across all our business units to reduce expenses and conserve cash, coupled with the decision to monetize our remaining shares of Thomson Multimedia and SkyPerfecTV!. We completed the sale of our Thomson stock in the third quarter, resulting in net proceeds of $211 million.

         In addition, we actually sold our stake in SkyPerfecTV! After the third quarter ended, giving us $105 million of proceeds, which will show up in fourth quarter cash flow.

         At the end of the third quarter, our consolidated cash balance was 863 million, up slightly from the second quarter. Our consolidated debt balance was about 3.4 billion or about $100 million less than the debt balance at the end of last quarter. The improvement in our net debt position during the quarter was due mainly to the sale of the Thomson stock and better than expected cash flow performance at our business units.

         Excluding PanAmSat, Hughes level debt at the end of the third quarter to $765 million outstanding under credit facilities totaling 2.5 billion. Funding requirements during the fourth quarter are expected to increase the Hughes level debt balance to roughly 1 billion at year-end.

         The existing credit facilities mature on December 5. And over the last couple of months, we've been working with our banks to refinance these facilities. We are well down the path on this refinancing and certainly expect to have new financing in place prior to December 5.

         We expect to maintain credit availability in an amount somewhere in the neighborhood of $2 billion or more. And if the merger were not to occur, proceeds from the sale of PanAmSat or the break-up fee would be used to retire this debt.

         Moving on to Hughes' revenue and EBITDA guidance, we have updated our outlook by business unit for the fourth quarter and have revised our full-year guidance for Hughes. We now expect full-year revenue for Hughes of 8.9 to 9 billion, compared to our prior range of 9 to 9.2 billion. In addition, EBITDA for the full year is now targeted to be approximately 750 million or at the lower end of our prior range of 750 to 850 million.

         Although we are increasing full-year guidance at DIRECTV U.S. due to continued strong performance, this improvement was not enough to offset the negative effect of the Latin American economy at DLA and the slumping telecom industry impacting HNS.

         With that, I'll turn it over to Roxanne Austin for an update on DIRECTV U.S.

Roxanne Austin: Thanks, Mike - appreciate that. In a quarter that presented some challenges, including a tough economic environment, DIRECTV U.S. made good progress toward our top goals of maximizing cash flow and increasing the return on every subscriber that we attained.

         Our strategy for accomplishing these goals is to continue shrinking our cost structure and optimize monthly subscriber revenue, with a particular emphasis on improving our margins. And because these key metrics continue to trend in the right direction, we're pleased once again to be increasing our full-year expectations for both revenue and EBITDA, true indications of the health of the DIRECTV business here in the United States.

         Let's first take a look at revenue. DIRECTV's third quarter revenue of slightly more than 1.6 billion exceeded expectations and grew nearly 19% over last year's revenue. This strong performance was mostly due to our continued strength we're seeing in average revenue per user, or ARPU, related to the continuing improvements and penetration rates of local channel packages, more mirroring fees generated from the larger percentage of customers we have now taking multiple set-top boxes, and our new programming packages, including the elimination of our lowest price Select Choice programming package for new customers.

         As a result, ARPU was $59.20 for the quarter, nearly $2 better than last year. In the fourth quarter, due primarily to the full quarter of revenue from NFL SUNDAY TICKET, we expect ARPU to exceed $62.

         For the full year, we are increasing our revenue and ARPU estimates. We now expect revenues to be about 6.38 billion for 2002, compared to our previous guidance of 6.3 billion. And we're increasing full-year ARPU guidance to $59 per month, from our prior guidance of about $58.

         With EBITDA of 196 million in the quarter, we're seeing a tremendous acceleration in this metric. EBITDA is 176 million greater than last year's third quarter result of 20 million, excluding the severance charge, and compares very favorably with our original guidance of approximately 150 million for the quarter.

         This overachievement was due primarily to the improvements in ARPU that I just mentioned and the associated margins, our ongoing success in reducing DIRECTV's cost structure, and to a lesser extent, the lower marketing expenses associated with the lower subscriber additionS.

         These improvements also drove our pre-marketing cash flow to nearly 41% for the quarter, or almost one percentage point better than third quarter of last year. As a result of these positive trends, we're increasing our EBITDA guidance for the full year to approximately 580 million from our prior range of 525 to 545 million.

         Our subscriber acquisition costs, or SAC, for basic and advanced boxes, came in at $535 per gross subscriber addition in the third quarter, bringing our year-to-date SAC average to about $530. We now expect SAC to average approximately $535 for the full year for basic and advanced boxes. This estimate reflects an increase to the fourth quarter, compared to the third quarter, of approximately 20 to $25, due to the cost of the NFL acquisition offer and a continued increase in the number of two and three-box sales.

         As evidenced in the past couple of quarters, we continue to see more and more new DIRECTV customers buy multiple set-top boxes for their homes, direct evidence of our strategy and success at positioning DIRECTV as a whole-house cable replacement.

         As we said in the past, although SAC is higher for these customers, the expected return is greater, because they typically generate an incremental $15 of ARPU, and have lower churn rates than customers with only one receiver.

         Retention marketing costs or expenses associated with marketing efforts to our existing customer base were 84 million in the third quarter. These expenses continue to be driven primarily by dealer commissions and the costs borne by DIRECTV associated with existing customers purchasing additional boxes for their homes. We expect retention marketing costs to be in the range of approximately 90 to 100 million in the fourth quarter.

         Moving on to our subscriber performance, as Jack indicated, the 206,000 net new customers we added during the quarter fell short of our original projections of 250 to 300,000. The primary reason for the shortfall in net additions was due to higher than expected monthly churn, which totaled about 1.7% in the quarter.

         As we mentioned in our press release a few weeks ago, we believe the higher churn rate was primarily related to our efforts to fight signal piracy by replacing some of our customers' older generation conditional access cards.

         Roughly 50,000 suspected pirates churned out, once we started running on-screen displays, interrupting their normal service, and shutting down pay channels. This activity accounted for almost 2/10 of 1% of monthly churn during the quarter. This means that churn would have been in our target levels of between 1.5 and 1.6%, had we not taken these proactive steps to combat signal theft.

         In addition to the higher churn, gross customer additions of 682,000 during the quarter were modestly below our estimates. This shortfall is consistent with the sluggish sales announced by many of our key national retailers during the third quarter, most of which attributed their results to a soft economy and wavering consumer confidence.

         We also encountered a delay in implementing the certificate program at Wal-Mart, which resulted in DIRECTV not being available at most of their stores during the third quarter. We have completed a full IT systems integration with the Wal-Mart point of sale system. And certificates are now available in all stores, with new merchandising to be completed by the end of October.

         Looking ahead to the fourth quarter, we anticipate adding 250 to 300,000 net new customers, which translates into full-year net subscriber guidance of 1 to 1.05 million versus our prior expectations of approximately 1.2 million. We believe that the net subscriber additions in the fourth quarter will be significantly higher than the third quarter, because we expect to be able to get churn to the 1.6 level or lower. And although we don't expect the economic situation to improve much in the near term, we are counting on the historically strong popularity of DIRECTV during the holiday shopping season. We will be aggressively promoting our value proposition versus cable and focusing on our J.D. Power Customer Satisfaction Award, with targeted radio, newspaper and television in our highest growth markets. We expect our overall message to be supported with aggressive two and three-room offers during the fourth quarter from our distribution partners.

         Before turning it over to Kevin McGrath, I'd like to conclude with a few important points on how we're managing this business. We are focused on profitable subscriber growth and increasing our cash flow. For example, we will have positive operating cash flow for the second half of 2002. And in addition to posting our second consecutive quarter of positive operating profits, further indications that the actions we are taking are starting to pay off.

         These achievements reflect our conscious decision to shift our focus away from just maximizing subscriber growth to maximizing our overall financial performance. For example, we improved subscriber returns by eliminating our lowest-price programming package. We attacked first-year churn by requiring annual commitments. We stopped subsidizing SAC for NRTC subscribers. And as a result, while we lost exclusivity at Radio Shack, across our distribution, this decision saved DIRECTV $100 million in 2002.

         We realigned our incentives to our retail partners to focus them on our goal of acquiring quality, committed customers. We undertook efforts to improve our activation rate and economics at Wal-Mart by changing to a certificate program. And we aggressively battled piracy by working with federal law enforcement, continuing our end user program aggressively, working on electronic countermeasures, and issuing new access cards.

         These changes are reflective of our strategy to continue to strive toward attaining the highest quality subscriber, which we are convinced will lead to higher returns and further improvement in our financial performance. The results posted here in the third quarter, along with our new full-year guidance, provides the best proof that that strategy is working.

         With that, I'll turn it over to Kevin McGrath, who'll provide you with an update on DIRECTV Latin America. Kevin.

Kevin McGrath: Thanks, Roxanne. I'd like to start today with a general overview of the challenging conditions we're facing in Latin America and a summary of the mitigating actions we've taken to address these conditions. I will follow with our third quarter results and then move on to a discussion of our full-year guidance.

         DLA continues to suffer from further economic and political deterioration in Venezuela, Brazil and Argentina. In Venezuela, the Bolivar has devalued almost 45% this year. And there is significant economic decline due to political unrest. In Brazil, the Real has devalued by 25% in the third quarter, mostly related to uncertainty surrounding the presidential elections. In Argentina, although the currency has held at around 3.7 pesos per dollar, the economy has not yet shown signs of improving.

         In reaction to the downturns in these markets, DIRECTV Latin America has increased its focus on cash conservation overall and growth in Mexico and Puerto Rico, where we continue to experience rapid investment payback.

         In addition, DIRECTV Latin America has reduced G&A expenses by approximately 25% from 2001 levels, largely due to a reduction of 35% of the workforce. Furthermore, our programming costs have been significantly reduced through negotiated devaluation and rate relief. We have also decreased discretionary sales and promotion expenses, as well as eliminated all non-critical business activities and capital expenditures.

         In the third quarter, the conditions in Venezuela, Argentina and Brazil had a significant impact on revenues, subscribers, and EBITDA. Third quarter revenue was $146 million versus 201 million in the same period in 2001. The decrease in the quarter is more than explained by the impact of the devaluations in Argentina, Brazil, and Venezuela, with Argentine devaluation alone amounting to $44 million of the decline.

         In the quarter, DLA lost 65,000 subscribers, primarily due to losses in Argentina and Venezuela, where we have drastically cut back on SAC and increased prices by 62% and 50%, respectively, which is consistent with our cash conservation and risk mitigation strategies. We have naturally seen resulting reductions in gross additions and increases in churn.

         Third quarter EBITDA was negative 29 million versus negative 17 million in the same quarter in 2001. The deterioration in EBITDA is due to lower revenues of 55 million and higher bad debt reserves of 6 million, partly offset by significant programming and SG&A reductions.

         Given the economic challenges in Latin America, we have revised our full-year outlook to incorporate the negative effects of the current actual devaluations, increases in bad debt reserves, the predictions of the economists for exchange rate changes for the balance of the year, the mitigating impacts of expected fourth quarter improvements in programming rate reductions, and the benefits of our G&A and SAC reductions.

         We have also reduced our growth initiatives to preserve cash. And thus, we've lowered full-year revenues to a range of 670 million to 700 million, from a range of 745 to 765 million. We have also increased the EBITDA loss for the full year to a range of negative 180 million to a negative 200 million, from negative 135 million to negative 155 million. Net adds for the year have been lowered to approximately breakeven from a prior range of 120,000 to 140,000.

         As a result of actions we've taken, when the markets improve, we will take advantage of our leaner cost structure and improved operating margins in order to re-energize the growth in those markets that justify the investment. In this regard, DIRECTV Latin America anticipates being EBITDA positive for the full year 2003.

         With that, I'll turn the call over to Pradman Kaul for an update on HNS. Pradman.

Pradman Kaul: Thanks, Kevin. The telecom market continues to be very difficult, with all the major telecom indices falling in the third quarter. Despite this tough environment, HNS generated revenues of $300 million, 18% above the prior quarter. It was also in the middle of the guidance range provided in our July call.

         While this revenue was 12% below the third quarter of last year, we believe it's significantly better than most of the telecom industry, particularly our major competitors. The decline versus prior year is almost entirely due to lower sales in our Carrier segment.

         Comparisons for this segment are expected to be negative throughout the year, primarily due to substantial completion in 2001 of large projects for XM Satellite Radio and Thuraya Satellite Telecommunications Company.

         HNS continued to demonstrate its strength in the set-top box market, having shipped 737,000 DIRECTV units in the third quarter, a 47% increase compared to the 500,000 units shipped during the same quarter last year. This continued a favorable trend in our set-top box business, as we meet the needs of DIRECTV's growing subscriber base.

         As a result, third quarter revenues in our set-top segment grew by 33% compared to prior year. We're looking forward to the fourth quarter, during which we expect to ship our 10 millionth DIRECTV receiver system. During the quarter, we also plan to launch the next generation TiVo system.

         We believe that we continue to win the majority of VSAT contracts and solidify our leading market position with enterprise customers. During the third quarter, HNS booked numerous multimillion-dollar orders with leading companies, including one that we converted from our primary competitor.

         Third quarter revenues in this segment were up 1% compared to the previous quarter and down 3% compared to the same quarter last year. The number of consumer and single-site small office/home office DIRECWAY subscribers grew to over 138,000. This is 12% higher than where we stood at the end of June and a 59% increase over prior year.

         During this quarter, we implemented several initiatives aimed at accelerating consumer DIRECWAY subscriber growth and enhancing the user experience. DIRECWAY offered through DIRECTV recently launched a continuously running infomercial on Channel 227 of DIRECTV and is preparing to increase the frequency of commercials directing viewers to that channel. This, combined with continuing targeted direct mail and email promotions, served to educate consumers and stimulate the purchase decision.

         We also continued to expand national retail distribution. DIRECWAY is now available through kiosks at all Best Buy, Circuit City, and Gateway Computer stores. We continue also to develop the MyDIRECWAY Web site to build a relationship with customers once they sign up for the service. High quality streaming audio and speed tests have proven popular. And over 1/3 of eligible users have now registered at this site.

         Based on performance to date, we are refining our subscriber forecast and expect to finish the year with approximately 175,000 subscribers, which would represent a 75% increase over last year.

         Excluding one-time charges for inventory and severance, HNS's third quarter operating EBITDA was negative $17 million, a $6 million improvement over the third quarter of last year. Satellite broadband improved as the consumer offering continued to build critical mass. Set-top boxes also improved because of volume gains. However, cost reductions in the Carrier business could not fully offset the margin impact of the sales decline.

         Regarding SPACEWAY, I would like to remind you that we provided an in-depth presentation at the end of July. Feedback from that meeting was positive. And we intend to provide additional information as SPACEWAY moves closer to launch. In the meantime, we remain intensely focused on this important strategic initiative.

         Looking nearer term, we're trimming our sales guidance for the fourth quarter. Although our competitive position remains strong across all major product lines, in the current economic environment, it is unlikely that we will exceed last year's record fourth quarter.

         As a result, we now project fourth quarter sales of approximately $400 million, bringing the full-year estimate to around $1.2 billion. The satellite, broadband and set-top segments should grow, but continue to be offset by negative comparisons for Carrier.

         We expect to continue seeing EBITDA benefits from a growing consumer DIRECWAY subscriber base and focus on reducing both product and operating costs. However, these structural cost reductions have resulted in approximately $10 million of severance costs for the year. We are changing EBITDA guidance to minus 85 to $95 million as a result of these severance costs and an inventory provision.

         Looking forward, we are encouraged by a strong position in key product and service markets. Our technological expertise continues to yield leading products to better meet the customer needs. Not only does this position us well in the short term, but it also paves the way for further success in the satellite broadband business.

         At this point, I'll turn the call back to Jon.  Jon.

Jon Rubin: Thanks, Pradman. Now let's move on to questions you may have about the Hughes third quarter results. Keep in mind that we have members of the media on this call in a listen-only mode. I'd like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance, other than the representatives of Hughes. In addition, we're Web-casting this call live on the Internet. And an archived copy will be kept on our Web site.

         Finally, I'd like to ask callers to limit your questions to only one or two, until everyone has had a chance to ask questions. At that point, feel free to ask additional questions. Operator, we are ready for the first question.

Operator: Thank you. Today's question and answer session will be conducted electronically. Press the star key followed by the digit 1 on your touchtone phone. We will come to you in the order that you signal. We'll pause for one moment to assemble our roster.

         Again, to ask a question, press star 1 on your touchtone phone. Our first question comes from Mark Nabi with Merrill Lynch.

Mark Nabi:  Good afternoon, everyone.  How are you today?

Jack Shaw:  Fine, thank you.

Roxanne Austin:  Good, Mark.

Mark Nabi: Just - I'll start off with just two questions. First, Roxanne,
         I'm looking at your expectations for the fourth quarter. And I saw - I guess you did $196 million of EBITDA in the third quarter. And then this number's going to go down in the fourth quarter.

         I'm actually a little confused. And what I'm trying to figure out is - why would the number go down? If your ARPUs are going to be up in the fourth quarter, one would think that the pre-marketing cash flow margin should be roughly at the 40% level. And I understand about your SAC going up. But it's still - it's off by a dramatic amount. I would think that number should be higher than where it is, particularly if you're saving money on the expense side. That's the first question.

Roxanne Austin:  Let me ask Mike to take you through it.

Mike Palkovic: Yeah, hey, Mark. The biggest impact is SAC. It's about a $40 million impact due to higher gross and a little bit higher on the rate. And pre-marketing cash flow is down a little bit, primarily because it's largely sports revenue driving the revenue increase in the quarter.

Mark Nabi: So usually what is your pre-marketing cash flow margin in the fourth quarter, when you have the Sunday NFL Ticket?

Mike Palkovic:  It'll be around 38-1/2, 39%.

Mark Nabi:  Wow, okay.  So that's down a lot.

Mike Palkovic:  It's slightly down from the third quarter.

Mark Nabi: But I guess a lot of the expense savings you were talking about - you would experience.

Mike Palkovic: They should continue just the way they have in the third quarter.

Mark Nabi: Okay. That's my first question. Second one - it relates to the NFL package. I know everyone asks about it. I'm just curious from the standpoint of package getting stale or not. I mean, roughly, let's say there are between 900 to 1 million subscribers that take the package, and obviously, people that sign on an ongoing basis. But is it worth continuing to sign on for it - number one? And two, I mean, where do you stand within that negotiation process?

Roxanne Austin: Well, we are in discussions with the NFL currently. And those I would characterize as going fine - no major issues. I think at the end of the day, NFL SUNDAY TICKET is something that we like to be able to offer our customers, we'll continue to want to offer to our customers. So we'll continue those discussions and hopefully resolve those things.

Mark Nabi: Okay. And just last question relates to, I guess, the card swap-outs process. Looking - if you look on the Internet, you can find that you can - there are hackers, unfortunately, I'd say out there today. You can get the most recent DIRECTV card hacked - P4, as you classify it, and get the service at a reduced price or for free.

         Where do you stand with respect to how many of your P2's have been swapped out and P3's, and obviously to try to complete the P4 process, where everyone's on the same card hopefully?

Roxanne Austin: We completed the P2 card swap-out, Mark. We finished that right around the end of September. We had almost 2.3 million cards in total - about 1.9 million customers that were completed. So those have been successfully done and swapped out, the only effect being the blips that we saw once we started running the onscreen displays.

         And once we started actually shutting down pay channels, we saw the rise in churn that you saw. And you could also see that if you went into some of the pirate chat rooms that you referred to - them thoroughly indicating that these issues were having an effect on their service.

         We are not discussing -- and you can appreciate why -- our P3 process about when we're actually starting the P3 change out and how long that will take and exactly how we're going to do it. And you can appreciate why, because as you read in the chat rooms, as soon as the pirates know it, they start working on activities to try to affect it. So you can appreciate why I can't say more than that about P3.

Mark Nabi:  No, I fully understand.  I wish you all the best on that front.

Roxanne Austin:  Thank you.

Mark Nabi:  I'll let other people ask questions.  And thanks very much.

Roxanne Austin:  Thanks, Mark.

Operator:  Our next question comes from Karim Zia with Deutsche Bank.

Karim Zia: Thanks. I'll keep my questions to two, as well. Roxanne, on the issue - you cited for the third quarter spike in churn, is there any way to quantify what residual effect there may be from further swap-outs or any comfort you have that that won't be a continued churn issue?

Roxanne Austin: Well, obviously, we had no way of knowing the effect we had on P2, Karim, as you can appreciate, until we actually started the process. And we didn't see the blip until we actually starting affecting people's service, when we started putting on onscreen displays and actually shutting down the pay channels. So that was something that, quite frankly, we had no way of estimating.

         Now there are reasons why we believe that P3 should not have the same effect, although we have still again no way of knowing how many "partial pirates" may be out there or real pirates may be out there.

         One thing that we do know is that the P3 card has allowed us to do much more aggressive electronic countermeasures than the P2 allowed us to do. The P2 had more limited capabilities in that regard. And so we have been aggressively running P3 electronic countermeasures continuously for the last year and will continue to do so up until the actual card change-out, whenever that occurs.

Karim Zia: Okay, and secondly, it looks like the suspended subscriber count has been declining. Can you explain what would be driving that? Have you changed the policy or accounting of suspended subscribers over the last few quarters?

Roxanne Austin: No, I think we actually believe it's just seasonality. There tends to be a seasonality that - geared around when people are leaving for the summer months and then coming back in the fall.

Karim Zia:  Okay, thanks a lot.

Roxanne Austin:  Thank you.

Operator:  We'll take our next question from Vijay Jayant with Morgan Stanley.

Vijay Jayant: Good afternoon. The question, Roxanne, really - if in this third quarter, you had 50,000 customers you proactively shut down, you would have probably down over 250,000 net adds. And now going into the fourth quarter, which is seasonally the strongest quarter, why isn't the guidance higher than 300,000?

Roxanne Austin: Well, I mean, I think we've looked at where we believe all of our retail partners will be in Q4, Vijay. And maybe I'm being a little conservative. But I think we want to be sure that we can achieve our goal. And that's something that certainly entered our mind as we set that guidance.

         The soft economy - which I think does - as I said in my remarks, I do believe the soft economy will continue. I think, based on the meetings that we've had with every one of our major distribution partners, I think they believe that the soft economy will continue. And while we had some optimism going into the fourth quarter, I certainly have probably been a little cautious there.

Vijay Jayant: A question for Mike - and then I'll stop. Is there still a goal for having free cash flow for the full Hughes enterprise in 2003? And if that's the case, when do you anticipate that?

Mike Gaines: That would still be a goal. I guess I'd just like to, on the definition of free cash flow, exclude from that any payment we would make to Boeing. As I said on the last call, that we - because of the status of the arbitration, that was pushed out into 2003. If you exclude that, though, our goal is still to be free cash flow breakeven in 2003.

Vijay Jayant:  Great, thanks.

Operator:  We'll take our next question from Robert Peck with Bear Stearns.

Shlomi Yedid: Yeah, Shlomi Yedid here for Robert Peck over at Bear. Just a couple quick questions. The first one is on insurance. It looks like DIRECTV 1, 2, and 3 - the insurance has expired. And I wanted to find out what you guys are looking to do with that. Thanks.

Mike Palkovic: Yeah, hi, it's Mike. Yeah, we've looked at that. And I think our position on that is going to be to recommend that we do not take in-orbit insurance on those three satellites. The way the market is today, the likelihood of getting any kind of insurance that would be meaningful, given the anomalies, would drive the premiums to an unacceptable rate. So we're probably going to recommend passing on in-orbit insurance.

Roxanne Austin: And we also have in-orbit backup now that I think fully protects us from a service disruption standpoint. So it purely would be protecting the balance sheet only in the form of this insurance. So based on, as Mike said, the cost of the insurance, the number of exclusions by the insurance agencies that we'd be working with, I think our position is that, since we do have service backup, there'd be no disruption to customers. We would likely decline insuring those satellites.

Shlomi Yedid: Thanks. And my second question is just regarding the West Coast ports being closed for a couple weeks. I wanted to know how that affects your 4Q net adds, if at all, given that some of the parts are probably coming from overseas. Thanks.

Roxanne Austin:  It shouldn't affect it.

Shlomi Yedid:  Okay, thank you very much.

Roxanne Austin:  Thank you.

Operator:  We'll go now to Tom Watts with S. G. Cowen.

Tom Watts:  Hello, everybody.

Roxanne Austin:  Hi.

Tom Watts: Just a - for Mike, just a little further clarification - you had mentioned on the credit facilities, you expected to be drawn by about 1 billion at the end of this year. How much additional cash need would you need during `03 to get to free cash flow breakeven? And would that be fully funded with - if you put a $2 billion facility in place, even without the PanAmSat breakup - PanAmSat purchase of the - or the breakup fee?

Mike Gaines: Well, the number I used for the total amount of availability under the credit facility in the neighborhood of 2 billion - don't expect all of that. Some of that would be a revolver, obviously, hope not to draw on it. So I think the goal is - that would be more than enough to get to cash flow breakeven. Obviously, in the situation where we receive the PanAmSat or the breakup fee, we'd be able to pay all of that debt down.

Tom Watts:  Okay.

Jack Shaw:  And the breakup fee.

Mike Gaines: Yeah, I'm sorry - the breakup fee and the PanAmSat proceeds - more than enough to pay down the outstanding debt.

Tom Watts: Right. And then also - in the recent SPOT credit agreements, are there any provisions for upstreaming cash to General Motors at all? And then how much could be sent up to GM with that - assuming the merger - assuming PanAmSat stayed within Hughes.

Mike Gaines: The PanAmSat credit agreements generally don't allow much upstreaming of cash. So that would not be a source.

Tom Watts:  Okay.

Mike Gaines:  Of cash up to GM.

Tom Watts: Okay, and then also just a follow-up to Roxanne - on the NFL
         SUNDAY TICKET negotiations, when should we look for a decision on that or a finalization of those discussions?

Roxanne Austin: Well, I think, as I said, Tom, I think they're ongoing. And certainly we would like to begin our new year 2003 with an agreement in place. That's certainly our goal.

Tom Watts:  Okay, thanks very much.

Roxanne Austin:  Thanks.

Operator:  Our next question comes from William Kidd with Lehman Brothers.

William Kidd: Roxanne, I think my question might fall into your domain. I was wondering if you could give us some information as to where subscribers are coming from or is it being - how much of your 680,000 net adds are coming from local markets and what retailers or what retail channels are being the drivers? And to the extent that you can compare that to say nine months ago, a year ago, that'd be helpful.

Roxanne Austin: Well, I think this is your lucky day, William, because I actually have Steve Cox, who's our Executive Vice President of Sales and Distribution, here with me today.

William Kidd:  Excellent.

Roxanne Austin:  So why don't I ask Steve to comment.

Steve Cox: Sure. A couple of points - one, in terms of where the strong horse is and particularly compared to nine months ago, it isn't - what we have seen is a much broader array of contributors to the overall bottom line number. We are not nearly as dependent as we have been really historically on any one particular channel or any one particular retailer or distributor within that channel. So I think overall, it's coming from a broader set of contributors.

         I don't remember - was the first question - I don't -

William Kidd: I guess in terms of - what particular market segments - rural, urban, urban with local, those types of differences.

Steve Cox: They're consistent with what we saw in the second quarter and the third quarter. We saw significantly greater contribution out of the local channel markets, which is not surprising. We have been heavily promoting the $39 price point, which includes the local channels in those markets. And those continue to substantially outperform the non-local channel markets in terms of overall contribution.

         Within the actual distribution itself, we are seeing more contribution coming from some of our independent partners, including our independent partners, in particular, who focus on direct marketing tactics. We are frankly seeing some greater contributions from our own direct sales and direct marketing channel, as that message gets out there in terms of easy affordability and the recurring $39 price point.

William Kidd: Can you quantify the gross add mix that's coming from local markets, one? And two, is that - is it all concerned that your ability to serve more and more of the population with local signals is going to decline in the future? And therefore, do you think that you're going to see some gross adds deterioration as a result say - three, because you have less local coverage?

Steve Cox: On the first point, we saw close to 70% of our gross additions coming from the local channel markets in the third quarter, which again is very strong - continued strong performance relative to the non-local channel markets.

         On your second point, I guess I would make a couple of observations. One, we do think there is still a substantial amount of opportunity left in those local channel markets that we're serving today, where we've really only had nine months under our belt of being able to tell that complete cable replacement story, relative to the spot beam satellite that we launched and the $39 price point. So in those markets where we are today, we really feel there is still substantial additional growth opportunity that we'll be going after strongly in 2003.

         The second piece of that is - we do have the ability, particularly when we launch a new satellite towards the later part of next year, to add additional markets to the mix beyond the 51 that we're serving today. So we think there's still a good local channel story we can tell in 2003.

William Kidd: Great, and the last question - Mike, with respect to the Boeing purchase price adjustment, has anything changed there? Is the timing still late '03? Is the exposure still exactly the same? And has there been any progress in the case that you can mention?

Mike Gaines: I would say that pretty much our comments from a quarter ago are still applicable - that we expect a resolution to the arbitration sometime in mid to late '03 - really not a lot different since then.

William Kidd:  Great, thank you.

Operator: Our next question comes from Armand Musey with Salomon Smith Barney.

Armand Musey: Good afternoon, guys. I may have missed this. But could you walk us through a little bit of how you get to the reduction in cash needs from 1.2 to 1.4 billion down to 700 million. I saw the - obviously the asset sales - those total about 316 million and about 25 million less EBITDA. I'm trying to figure out where the gap comes from.

Mike Gaines: I think the rest of it really comes from improvements in capital expenditures and in working capital at all of our businesses.

Armand Musey: Any place that's significantly - because that's a big reduction in working capital and cap ex?

Mike Gaines: I think DIRECTV is doing a very good job on working capital.
         And I think you'd also see in Latin America, we're significantly ratcheting down capital expenditures.

Armand Musey: Okay. With respect to the selling of DIRECTV in the certificate program, do you expect to roll that - the sales plan out to other consumer electronic stores?

Steve Cox: This is Steve Cox again. We're looking at some tests. And we have done some tests in some of our other consumer electronics channels. There was certainly at the more immediate in both elegance and need from a Blockbuster and Wal-Mart standpoint - Blockbuster in terms of not being a place that wanted to dedicate the space on their floor to carrying inventory. So it fit a need there - and then Wal-Mart in terms of our desire not to put our goods into that environment. So both of those - we were specifically addressing an opportunity or a need.

         We are looking at it across actually a number of our different distributors in terms of potentially some tests and seeing how well it works and particularly as the type of tactic that could be used to attach a DIRECTV system, for example, to a digital television set. So there are some specific types of benefits we see in some of those channels, but nothing as aggressive as what we've done in those first two.

Armand Musey: Okay, the final question is - could you talk to us a little bit about how you project DIRECTV subscriber adds, how you sort of come up with the guidance numbers, kind of internal process that you go through to get that?

Roxanne Austin: Yeah, we actually spend a lot of time talking directly with all of our retail partners. We have folks on Steve's staff and Steve who spend time -- and I've spent time myself in some of our major distribution channels -- in talking with the folks that are actually seeing what's happening out on the floor and talking to them about their - what they're doing.

         From a bottoms-up basis, what are we doing in the marketplace in advertising? What are they doing in the marketplace for advertising? What kind of offers are available in the store? What special things will they be doing in trying to come up with a bottoms-up look at what we think, across all of our distribution, we're able to garner.

Armand Musey:  Okay, thank you very much.

Roxanne Austin: Thanks.

Operator: Our next question comes from Ty Carmichael with Credit Suisse First
         Boston.

Ty Carmichael: Thank you. I just wanted to further clarify the nature of the promotions that are going to drive the SAC higher, if you could just expand a little bit on that.

Mike Palkovic: Tye, it's Mike. Most of the SAC increase is the NFL offer, the acquisition offer, in the third quarter. You have to record that as you fulfill the three months of that offer. So that's going to hit us throughout the fourth quarter. That's the majority of the impact.

Roxanne Austin: Remember, we gave four months of premium programming, Tye, for free during the third quarter offer. And that gets amortized as the customers actually enjoy that benefit in the fourth quarter.

Ty Carmichael: So that discounted - the way you account for it - the way you account for the discounted programming is - you still record the costs that are going through...

Mike Palkovic: Yeah, the cost that's in our SAC is the out-of-pocket programming costs to fulfill that offer. The fact that the revenue is not there is a reduction in ARPU.

Ty Carmichael: Okay, so you don't flow that - you don't flow through - the programming costs through the income statement as part of programming?

Mike Palkovic: Oh, yeah - no, it is part of the income statement. We also reflect it in our SAC as an out-of-pocket expenditure.

Ty Carmichael: Okay. And then just - I would like to get an update on the relationships with Circuit City and Best Buy, in terms of - how - where are we in terms of renewing those agreements? And do you have expectations and a desire to maintain exclusivity through those channels, given the costs that you may have to incur to do so?

Steve Cox: Sure, Ty. This is Steve again. We actually have gone out through all of our distribution over the past six to nine months and renegotiated virtually every major agreement that we have in place. And a lot of that was just sort of updating the status of the things we do together to reflect the business today. A lot of that was tied to when we put annual commitments in place. Some of it was tied to when we did our repackaging. There were a number of factors that we wanted to clean up as part of that.

         In terms of the two, as you've specifically asked about, without going into detail about either of those relationships, I can tell you we are in contract with both of them. We have a very positive relationship with both of them. And we do see long term - we do see a continued relationship with them that's comparable to what we have today.

Ty Carmichael: Can you just provide any clarity on when the - is there any type of a set deadline by which you have to have renegotiated Circuit City and Best Buy?

Roxanne Austin:  We're done.

Steve Cox:  We've completed...

Ty Carmichael:  But for - is that for another year or six months or -

Steve Cox: Again, I'd be hesitant to get into that without their blessing, in terms of the term and the terms. But I can tell you that we do have longer-term agreements with them. And it is our strong belief that they're going to remain focused on our service going forward.

Ty Carmichael: Okay, and then just to follow up on the subscriber acquisition cost expectations for the fourth quarter, if you could - how about if - just to provide a better comparison to at least the EchoStar reports - that if you were to just include the programming costs flowing through your programming line, what would the pre-marketing cash flow margin look like in that scenario? And then what would your SAC look like? So basically if you just re-bucketed the programming costs as programming costs and then...

Mike Palkovic: The impact of SAC for that is about $20 in the quarter. The impact of pre-marketing cash flow would be...

Jack Shaw: Hang on, Ty. He's got his calculator going.

Mike Palkovic: About a point and a half.

Ty Carmichael: And so, given that it's just related specifically to the NFL
         SUNDAY TICKET, should we then expect your - the definition - DIRECTV's definition of SAC to go down in - I guess into the fourth quarter, into the first quarter of '03, holding all those equal?

Roxanne Austin: Yeah, except the only issue being again the rate of second and third sets. That's the only issue that will be driving our SAC higher. Everything else remains constant with the level that you saw prior to the fourth quarter amortization of the NFL.

Ty Carmichael: Okay, thank you.

Operator: Moving next to Matthew Harrigan with Janco Partners.

Matthew Harrigan: Most of my questions were answered. But mechanically, the big delta in the Other line - is that just attributable to the Thomson share gain?

         And then secondly, I don't think this is prohibited under the merger discussion. You have to look at doing something down in Latin America with Sky, really whether or not EchoStar happens.

         Can you talk a little bit about the technical and regulatory barriers to that, since it's in so many markets? Or would you just prefer to defer commenting on that?

Mike Gaines: This is Mike. Let me start with your question about the other line.

Matthew Harrigan: Right.

Mike Gaines: In 2002, there was a gain from the sale of the Thomson shares of 158 million, which pretty much gives you kind of the bulk of the change. In the prior year, we actually had a write-off on our SkyPerfect shares also, causing the swing.

Matthew Harrigan: Okay.

Jack Shaw: Would you restate your second question, please? This is Jack.

Matthew Harrigan: Well, irrespective of whether EchoStar happens or not, you could well end up merging your land services with Sky. Can you talk about what the engineering hurdles are to that, in terms of the boxes and the satellites and also what the regulatory approvals would be of, I guess, (Comitel) down in Mexico and how complicated a process that would be.

Jack Shaw: I think we've probably got to defer from that. I apologize to you. It is a convoluted process, though, I can tell you that. Eddy, have you got anything?

Eddy Hartenstein: Yeah, we have looked at that, Matthew. You are correct, it is complicated. There are many parties involved. We are looking at that situation in both an operational sense and where we would go in the future. We'll have more on that hopefully as - in the not too distant future.

Matthew Harrigan: Thank you.

Operator: Our next question comes from Ray Schleinkofer with Thomas Weisel
         Partners.

Ray Schleinkofer: Yes, during the second quarter, there was some confusion at Blockbuster as you started to implement the certificate program. Could you give us a little bit of a sense of sort of how sales have been going in that channel, now that that program's been in place for a little while?

Steve Cox: Sure, Ray, yeah, we implemented that program at the end of April and got the transition essentially complete by the end of April, early May. And there was frankly a bit of a slower uptick than either one of us had hoped, relative to getting that program actually starting to deliver customers for us.

         I would say, without going into specific numbers, Blockbuster has been
         - was a steady performer for us in the third quarter. And our expectation is that it will continue to be in the fourth quarter.

         They - we've spent - as Roxanne said earlier, we've met with all of our key distribution. And we met with senior management at Blockbuster within the past month or six weeks. And by every indication, they remain committed to the partnership.

         So while it certainly isn't delivering the extremely strong numbers we've seen at some points in the past, it is delivering steady numbers. We've seen them get behind the NFL offer and some of the activities we're planning for the fourth quarter.

Ray Schleinkofer: That's great. And then just - you mentioned multiple set-top boxes. Do you have a percentage there for the number of homes that are taking multiple set tops?

Mike Palkovic: Right now - this is Mike - right now, we average about 1.5 across the entire base with new customers coming in. That number has been trending up to about 1.6, 1.7 for new customers coming in.

Ray Schleinkofer: That's great. Thanks, guys.

Roxanne Austin: Thank you.

Operator: Our next question comes from Blaine Marder with L.R.L. Capital. Mr.
         Marder.

Blaine Marder: My question's been answered. Thank you.

Operator: Okay. We'll go to Rob Kaimowitz with Bull Path Capital. Mr. Kaimowitz.

Rob Kaimowitz: Yes. ((Inaudible)).

Operator: Your line is open, sir.

Rob Kaimowitz: Yes, hi, thank you.  Good afternoon.

Mike Gaines: Hi.

Roxanne Austin: Hi, Rob.

Rob Kaimowitz: Regarding the churn in the quarter - and most of that was related to folks that were partial pirates, is what you were - I was trying to understand it a little better.

Roxanne Austin: Well, the thing, Rob, these were paying customers.

Rob Kaimowitz: Right.

Roxanne Austin: Okay, so they were customers who had an account with us. And they were taking basic services. And...

Rob Kaimowitz: And they were stealing the premium services.

Roxanne Austin: That's our - that is what we believe, based on the fact that once we started to run the onscreen displays and actually once we started shutting down - we started shutting down sort of - in a 100 series at a time.

Rob Kaimowitz: Right.

Roxanne Austin: The premium services - that we saw this huge spike in churn. It started in July, accelerated into August and into September. And based on the fact - we started doing analysis on these customers in August, we found that this group had a disproportionate level of no phone line connected to the box, which once again, is another signal - the fact that they had no intention of paying for premium services.

Rob Kaimowitz: Understood. And where might they have gone, if not - if they're turned off altogether, now they either have to pay their cable or pick up somebody else or get another pirate to get you totally for free.

Roxanne Austin: Well, I'd only point you to their Web - their own chat rooms.
         They talk about moving on to other services and that's an array.

Rob Kaimowitz: Understood, okay, thank you.

Operator: Our next question comes from Victor Hawley with Reed, Conner and Birdwell.

Victor Hawley: Regarding the 50,000 loss, I take it that - I mean, obviously you were doing this program to get rid of pirates. Were you expecting a smaller number than the 50,000? Or were you not expecting that there'd be any paying customers that would be pirating - that all pirates would be non-paying?

Roxanne Austin: Well, understand, Victor, that we had no way of ever estimating this number. And remember, put it in context - the 2.3 million cards - that over 95% were successfully swapped out at the P4. So this was a minor portion of this population. So we had no way of estimating it - is really the answer.

         We obviously had suspicions that there were people who were partial pirates, based on our monitoring of pirate Web sites, et cetera. But we had no way of estimating how many people that might have been.

Victor Hawley: Great, well, I guess what I'm trying to get at is - in your initial guidance for the quarter, I'm assuming - regardless, that you thought there would be some of these people. And I'm trying to figure out how much of the 50,000 was already in your original guidance? And therefore, how much was just soft economy, slow sales, up the shortfall?

Roxanne Austin: We really didn't assume there would be any significance to the number of "partial pirates" in this number.

Victor Hawley: So it was of - kind of out of left field.

Roxanne Austin: Well, understand...

Victor Hawley:  In terms of the magnitude.

Roxanne Austin: That's exactly right. I mean, remember, we started the card change, Victor, back - way back in late March, early April.

Victor Hawley: Right.

Roxanne Austin: And it was going very successfully. And we saw no unusual changes in churn. You saw this huge dramatic increase in July, August, when we started physically affecting their signal. And once we started physically affecting their signal and physically affecting their services, that's when we saw the large spike.

Victor Hawley: And so, given that you have about 3-1/2 times as many P3 customers -- and you mentioned earlier that you think that ongoing countermeasures are probably helping -- you're not expecting 3-1/2 times as many as this to be hit when you swap over the P3's.

Roxanne Austin: Well, as I said, I really have no way of estimating that, although as I said, we do believe that the electronic countermeasures and other activities that we've been doing with the P3 cards should have a difference between the two.

Victor Hawley: All right, thanks.

Roxanne Austin: Thanks.

Operator: We'll go next to Sam Hillers with Highfields Capital.

Jon Jacobson: Hi. It's actually Jon Jacobson at Highfields. How do you think about continuing to pour more money into DSL? And at what point do you say, "Uncle" there? And also in Latin America - I mean, is this process just going to perpetuate itself, as shareholders' money continues to go down the tubes?

Jack Shaw: This is Jack. Both Latin America, and as I said in my opening comments, and Telocity broadband are areas where we've - we're expending a lot of time and money and looking at the options that we have. We're - in the case of Latin America, it's quite a complicated formula because of all of the partners, because of all of the countries and because of different economies.

         We understand the urgency of taking some action. And we will share that action with you as soon as we have come to a final conclusion.

Jon Jacobson: Okay, just so you understand, I mean, it seems like quarter after quarter, I mean, given the operating environment, you continue to make great strides at DIRECTV. And those two areas continue to get worse. And the shareholders continue to vote with their feet. And a lot of value's been destroyed. And it doesn't make any sense.

Jack Shaw: I understand, Jon. Thank you.

Operator: We have a follow up question from Marc Nabi with Merrill Lynch.

Marc Nabi: Just one thing related to cap ex - is - have you shown any significant reductions on cap ex? I know you showed it on the side of PanAmSat. What about with respect to DIRECTV? Mike, you had said initially some of the savings on the cash outlay side was through working capital. Is there anything significant on the cap ex side, either through A, HNS and SPACEWAY, or B, just DIRECTV U.S.?

         And also, I think you also did a lot of - not a lot, but on a relative basis, a decent amount of capital expenditures at Galaxy Latin America
         - I'm sorry DIRECTV Latin America. And maybe now that what's happening there, you'll just significantly reduce that number, as well.

Mike Gaines: Let me start with the DIRECTV Latin America. And that's what I was referring to earlier. We have significantly reduced cap ex in Latin America in terms of retrieving old boxes and really not buying new ones. As you know, there's a lease model there. So that's been a significant factor in cap ex in Latin America.

Marc Nabi: Mike, could you quantify that? How large of a number - assuming...

Mike Gaines: I don't have one at my fingertips. We could certainly get back to
         - Kevin, do you happen to know what...

Kevin McGrath: Yes, I do. Last year, our capital expenditures, which is box cap ex, installation and non-box cap ex - was $260 million. Our forecast for 2002 is $77 million - so obviously a huge difference.

Roxanne Austin: And as it relates to DIRECTV in the U.S., we've reduced our expectations for capital expenditures. We had originally estimated that we'd be somewhere in the $550 million range. We're now projecting those to be $400 million. And those are primarily driven by satellite IT investments and what we've done with the card change.

Jim Lucchese: Hey, Mark.

Marc Nabi: Yeah.

Jim Lucchese: This is Jim Lucchese.

Marc Nabi:  Hey, Jim, how are you?

Jim Lucchese: All right. Also on cap ex, on the SPACEWAY program, we did lower our cap ex this year by 75 million. But it's basically rescheduled for payment at the 2003. But it did have a $75 million cash improvement in 2002.

Marc Nabi: Okay. And actually just one other question for Roxanne. Roxanne, I just want to get a better sense of the personal video recorder - see what kind of take rates, if any, have they gotten any better? Are they consistent to where they were six months ago? I'm just trying to see if that's being a bigger device than what we were all anticipating, or not, quite frankly.

Roxanne Austin: Well, we're beginning to roll out the new DIRECTV ("Provo") box, which is a combination DIRECTV/TiVo box that is being built by Hughes Network Systems. And that could be rolling out in the fourth quarter.

         I really believe that you will not see a significant acceleration of PVR until we get into 2003. We will be heavily looking at promoting that, not only to new customers, but also into our existing subscriber base. We've got a lot more quantities of that new box.

         And remember, we've changed our relationship with TiVo. So we're able to actually package, promote, and deal with that product in a much more effective basis for DIRECTV. So I believe you will see us focusing a lot on that as we enter 2003.

Marc Nabi: Okay, well, thank you very much.

Roxanne Austin: Thanks.

Jack Shaw: Thanks, Marc.

Operator: We have a follow-up from Vijay Jayant with Morgan Stanley.

Vijay Jayant: Hi, I think this is more for Mike Gaines. I just want to understand - what's the tax basis for GM in Hughes today? And also what's Hughes' tax basis in PanAmSat?

Mike Gaines: With respect to GM's tax basis in Hughes, I think we'd have to get back to you. I don't have that number at our fingertips. And with respect to our tax basis in PanAmSat, it's dipping to 2 to $2.5 million range.

Vijay Jayant: Great, thank you.

Operator: We'll take a follow-up from Ty Carmichael with Credit Suisse First
         Boston.

Tye Carmichael: Yeah, thank you. I did want to just call upon the TiVo relationship. Given that - my understanding is you're going to be assuming full control of those customers. Are you going to continue to collect the $10 in PVR revenues that TiVo charges those customers today? And if so, does that account for some uptick in the anticipated fourth quarter rise in ARPU?

Roxanne Austin: No, there's nothing significant there contributing from that.
         What we're actually going to do for our premium customers, our DIRECTV premier customers - they'll be receiving it for free. And the customers that are other than premier will be at about half the rate TiVo was charging - roughly 4.99.

Ty Carmichael: Those customers will see that take effect in the fourth quarter.

Roxanne Austin: In the fourth quarter - it just took effect in October -
         October 1.

Ty Carmichael: Was the reason for that - was it just - because it seems like they were willing to pay that 10 bucks. Was there a reason to lower that and eliminate the fee? I'm just trying to - I'd like to understand the rationale behind that.

Steve Cox: Well, we looked at PVR in general. In particular, the high-end customers - I think you'd understand in terms of trying to reward and provide additional value to our best customers, which is the free-price point for the premier customers.

         I think when we looked at what was happening competitively with PVR, as well as just generally having a uniform price point out across that service that we could promote aggressively, we didn't see any reason to punish our existing customers and give them a worse deal than the new customers coming in the door.

Ty Carmichael: Okay.

Roxanne Austin: That will be the price point for new customers. As we think about it, I said in 2003, trying to accelerate PVR into the marketplace
         - that is the price point that we thought would be most competitive and be able to generate the most from customers overall.

Ty Carmichael: Okay, and then lastly, I believe you announced an agreement earlier in the year with Starz for an SVOD service. And I was hoping you could just update us on where we stand with regard to the rollout of that product and if there's any initial feedback from how consumers are using it.

Steve Cox: It's probably a little bit early. We have done some - we're trying to use Starz. And Starz has been a good partner in terms of testing some SVOD-type applications from a satellite-based delivery platform. But we really don't have enough data yet to tell you anything meaningful.

Ty Carmichael: When did that roll out?

Steve Cox: Boy, it was during this summer, but I couldn't...

Roxanne Austin: Yeah, I don't remember right off the top of my head. I'm sorry.

Steve Cox: June, July timeframe.

Roxanne Austin: It was that general timeframe - June, July.

Ty Carmichael: Just - is there any type of feedback happening? Are customers using it? Or are you able to generate - do you think you'll be able to generate some incremental revenues from that service? Is that something
         - 2003 that you're going to put a lot of emphasis behind?

Roxanne Austin: I think it's a little early, Ty. We're going to try to get through our research with - both them and with us. And then we'll have a better answer probably as we get through this quarter.

Ty Carmichael: Okay, thank you.

Operator: Our next question comes from Americo Cascella with Ares Management.

Americo Cascella: Thanks. It's already been answered.

Operator: We'll go now to Adam Comora with Entrust Capital.

Adam Comora: Hi, thanks. Can you just walk us through the major pieces - how you get the free cash flow breakeven in 2003?

Mike Gaines: Are you referring to - compared with this year or just...

Adam Comora: No, I think there was an earlier question that said - are you guys still forecasting free cash flow breakeven for consolidated Hughes? And I just wanted to get the major components of that.

Mike Gaines: Sure, let me try at a high level. I don't think we're ready to give
         2003 cash flow by business unit. But in general, DIRECTV will continue to improve significantly. I think with PanAmSat in the fold, it will also continue to be a solid provider of cash flow. We expect to reduce the cash outflows in Latin America and at DSL. So those combined factors should get us there.

Adam Comora: Okay, so you can't really give us ballpark for guidance or for cap ex, EBITDA, other...

Mike Gaines: Yeah, we have not gotten to 2003 guidance yet. So it'd be premature to do that. I'm sorry.

Adam Comora: Okay.

Operator: Anything further, Mr. Comora?

Adam Comora: Nope.

Operator: We'll go next to Jay Aston with Neuberger Berman.

Jay Aston: Just a question about ARPUs - in a world, over the next few years, where multi-channel video product from digital cable is really comparable to the multi-channel video product offered over the DBS, how does - what's your thoughts on ARPU going forward? And how do we continue to take or increase prices over the next couple years?

Roxanne Austin: You know, I think as we look at it, as I said, we're looking at much more aggressively rolling out our PVR product and trying to get actual traction there in terms of numbers of customers actually taking that product as we look into 2003 and beyond.

         So I think we do see some opportunities for incremental revenues there coming from that particular product, as it gets much more wide acceptance within not only big new customers, but existing base, because as you remember, we've got 10.9 million overall customers in DIRECTV. And getting that PVR much more penetrated within that existing base I think should generate some incremental opportunities for us.

Jay Aston: Using the $62 ARPU number you're speaking of at the end of the year, where do you project that should be say three years out?

Roxanne Austin: It's hard to say. And as Mike said, it's a little early to be giving guidance beyond 2002, since I've been told I can't do that or somebody's going to shoot me here. But I think we do see opportunities to improve as we go forward, primarily being driven by these types of opportunities.

         And I think you're seeing that our strategy of really focusing on quality customers is paying off in the ARPU. I mean, it's easy to bring in a customer in the door that's paying you less than $30 a month. But it's hard to keep them. And we want to keep them. And we want them to pay us a lot of money. So that's our strategy. And I think it's working pretty well.

Jay Aston: Okay, thank you.

Operator: Our next question comes from Jim Hoffman with PSAN.

Jim Hoffman: Yes, good afternoon. Jim Hoffman here. I'm just wondering - with respect to DIRECTV Latin America, can you please walk us through the hypothetical alternatives, without necessarily telling us what you're committed to?

Jack Shaw: Jim, this is Jack. That's really hard for me to do right now. I mean, obviously, they would go the whole gamut that people have talked about
         - about any company that is in such a severe business environment.

         And the one thing that I can tell you for sure is that we will not continue as we are doing now. But past that, I've just got to ask you for a little more patience. And I promise we'll come to you with what we believe we're going to do just as quickly as I can.

Roxanne Austin: Let me just clarify on the last question. I want to make sure that no one's confused. Our full-year ARPU guidance is $59. We tend to be seasonally higher in our fourth quarter. And so I don't want anyone to be confused that we'll be entering 2003 at the $62 level from the get-go - so just to clarify that point. Fifty-nine dollars is our full-year ARPU guidance.

Operator: Anything further, Mr. Hoffman?

Jim Hoffman: No, thank you.

Operator: Our next question comes from Harry Demott with Gothic Capital
         Management.

Harry Demott: A couple of just quick questions - more about just the services.
         Can you talk a little bit about just the - how compressed your signals are currently on the satellites? And what are the opportunities to do more HDTV over time?

Jack Shaw: I think Eddy Hartenstein is the appropriate person for that.

Eddy Hartenstein: We don't specifically get into talking about compression rates. We are doing high definition right now. We are also on our standard channels, always looking to improve, but at the same time, maintain the quality of our signals.

         Also, not all signals are the same. The program content varies - anything from a very easy to compress, a talking head, to very difficult - a sports program. So we are looking at, on a blended average across all our CONUS signals, about 10 or so video channels per transponder. And improvements - future - we think might be very small on that going forward. We've really begun to push the limits of quality here with going any more.

         With respect to high definition, we're looking to be able to get to two high definition signals per transponder - and, in fact, are there right now.

Harry Demott: Do you mean you have the ability to do it, as opposed to your offering it?

Eddy Hartenstein: No, we are actually doing it. We have three high definition channels up and operating right now, with plans for a couple more in the future. Again, that all depends on making certain that we get our 7S spot beam satellite launched next year, which will need a reshuffling of our spectrum.

Jack Shaw: Those three high definition channels, Eddy, I think are Channel 199,
         509, and 543, if I'm not mistaken.

Eddy Hartenstein: That's correct. That'd be High Def Net, HBO, and Showtime high def, respectively.

Harry Demott: Right, okay. And then the other - actually I think you may have answered my other question. So okay, I appreciate it. Thank you.

Operator: This does conclude today's question and answer session. Mr. Rubin, I'd like to turn the conference back over to you for any additional or closing remarks.

Jon Rubin: Thank you all for joining us today. If you have any further questions, please don't hesitate calling me or our Investor Relations Department at Hughes or PanAmSat. Thank you for your attention. Have a great afternoon.

Operator: This does conclude today's conference call. You may disconnect at this time.